25 Greens Hill Lane • Rutland, VT 05701 p. 802-775-0325 • f. 802-775-3290

December 26, 2023
Via EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Attention: Sondra Snyder
Lily Dang

Re: Casella Waste Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 17, 2023
Form 10-Q for the Fiscal Quarter Ended September 30, 2023
Filed November 2, 2023
File No. 000-23211
Dear Ms. Snyder and Ms. Dang:
This letter is submitted in response to comments contained in a letter dated December 13, 2023 (the “Comment Letter”) from the staff of the Office of Energy & Transportation of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission to Edmond Coletta, President of Casella Waste Systems, Inc. (the “Company”) concerning the above referenced Form 10-K for the Fiscal Year Ended December 31, 2022 (“2022 Form 10-K”) and Form 10-Q for the Fiscal Quarter Ended September 30, 2023 (“Q3 2023 Form 10-Q”). The Company’s responses are set forth below and are keyed to the numbering of the comments and headings used in the Comment Letter.
Form 10-Q for the Fiscal Quarter Ended September 30, 2023
Financial Statements
Note 4 – Business Combinations, page 11
1. We understand from your disclosures on page 8 and in the press release attached to the Form 8-K that you filed on July 3, 2023, that you acquired four subsidiaries of GFL Environmental Inc. on June 30, 2023 in exchange for $525 million.
Tell us how you evaluated Rule 3-05 and Article 11 of Regulation S-X in determining you would not file historical and pro forma financial statements relative to the businesses acquired, and provide us with the significance testing performed in formulating your view.

CASELLA RESOURCE SOLUTIONS ZERO-SORT® RECYCLING • COLLECTION • ORGANICS • ENERGY • LANDFILLS	casella.com

Response:
The Company acknowledges the Staff’s comment and advises the Staff that, in conjunction with its acquisition of four subsidiaries of GFL Environmental Inc. (“GFL”), it considered Rule 3-05 of Regulation S-X, which refers to the definition of a significant subsidiary in Rule 1-02(w), and performed the three significance tests under Rule 1-02(w) in determining that it would not be required to file historical and pro forma financial statements relative to the acquisition of GFL. Under Rule 1-02(w), an acquiree is determined to be not individually significant if, when performing the significance tests, the consummated business acquisition does not exceed 20 percent of the relevant thresholds under any of the tests. Specifically, the Company performed the Investment Test, the Asset Test, and the Income Test as follows in formulating its review:
Investment Test: for acquisitions this test is met when the registrant’s and its other subsidiaries’ investments in and advances to the tested subsidiary exceed 20 percent of the aggregate worldwide market value of the registrant’s voting and non-voting common equity.
Consideration transferred – GFL (in thousands): $526,653
Aggregate worldwide market value of the Company (in thousands): $4,100,306*
Significance: 13%
Result: Acquisition not deemed individually significant based on the Investment Test.
* Calculated as the average of the aggregate worldwide market value for the five trading days from March 27, 2023 through March 31, 2023 ($78.99 - $82.66 per share times the total Class A shares outstanding of 50,897,536).
Asset Test: for acquisitions this test is met when the registrant’s and its other subsidiaries’ proportionate share of the acquiree’s consolidated total assets (after intercompany eliminations) exceed 20 percent of such assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.
Total assets – GFL (in thousands): $82,820**
Total assets of the Company 12/31/2022 (in thousands): $1,449,215
Significance: 6%
Result: Acquisition not deemed individually significant based on the Asset Test.
** When performing the Asset Test, the registrant should compare its share of the acquiree’s total assets, before any adjustments to step up the acquiree’s basis for the acquisition, with its preacquisition consolidated total assets.
Income Test: for acquisitions this test includes the following two components: the revenue component and the income component. The Income Test is met only if both the revenue and income component exceed 20% of the related registrant’s revenues and pretax income or loss from operations, respectively, for the most recently completed fiscal year. The revenue component is calculated by comparing the registrant’s proportionate share of the acquiree’s revenue with the registrant’s revenue.

Revenues – GFL (in thousands): $164,875
Revenues of the Company fiscal year 2022 (in thousands): $1,085,089
Significance: 15%
Result: Acquisition not deemed individually significant based on the Income Test. Note that the income component of the Income Test did not need to be completed based on the results of the revenue component of the two-prong test indicating that the acquisition is not individually significant.
In summary, based on the results of the three significance tests under Rule 1-02(w), the Company determined that the GFL acquisition was not individually significant and that the filing of historical and pro forma financial statements relative to the GFL acquisition was not required under Rule 3-05 and Article 11 of Regulation S-X.
2. We note that you present aggregated information regarding business acquisitions made during the periods covered by your interim reports for the second and third fiscal quarters, ending June 30, 2023 and September 30, 2023, respectively.
However, given the apparent significance of your acquisition of the four entities from GFL Environmental Inc. on June 30, 2023, it appears that you would need to provide the information prescribed by the FASB ASC 805-10-50-2, 20-50-1 and 30-50-1 separately for this transaction, as aggregation pursuant to FASB ASC 805-10-50-3, 20-50-2, and 30-50-2 generally applies to transactions that are individually immaterial.
Please expand your disclosures in the filings referenced above as necessary to address the aforementioned guidance, relative to the transaction on June 30, 2023, or explain to us why you believe this would not apply in your circumstances if this is your view.
Response:
The Company acknowledges the Staff’s comment and advises the Staff that when assessing separate disclosure requirements versus aggregated disclosure requirements under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, the Company considered whether there is a substantial likelihood that the judgment of a reasonable shareholder relying on the information prescribed by ASC 805 would have been changed or influenced by the omission of separate disclosure related to the acquisition of GFL or that separate disclosure of the acquisition of GFL would have significantly altered the total mix of information available to the financial statement user. FASB ASC 805 does not provide guidance on differentiating between individually material and immaterial business combinations or on evaluating when individually immaterial business combinations are material, collectively. When assessing materiality in terms of disclosure requirements under FASB ASC 805, in line with FASBs Concepts Statement No. 2 “Qualitative Characteristics of Accounting Information”, the Company considers both quantitative and qualitative characteristics in determining the usefulness and relevance of the information disclosed, noting that magnitude by itself, without regard to the nature of the item and the circumstances around which the judgment has to be made, will generally not be a sufficient basis for a materiality judgment. In this specific instance, the uniformity of the businesses acquired, both operationally and tangibly through the acquisition of fixed assets, such as transportation equipment, rolling stock and containers, and intangibly, through the acquisition of customer lists, covenants not-to-compete and trade names, makes aggregated disclosure information much more relevant and useful to financial statement users rather than individualized disclosure of the separate acquisitions. Based on this, it is the Company’s judgment that its disclosures regarding the Company’s acquisitions in the aggregate as permitted by FASB ASC 805-10-50-3, FASB ASC 805-20-50-2, and FASB 805-30-50-2, including the purchase price allocation and disclosure of unaudited pro forma revenues, operating income and net income in Note 4, Business Combinations and acquisition-related expense items in Note 7, Debt and Note 13, Other Expenses and Charges, in each of the Form 10-Q for the Fiscal Quarter Ended June 30, 2023 and September 30, 2023, is appropriate and that providing separate disclosure regarding the GFL acquisition, as it pertains to FASB ASC 805-10-50-2, FASB ASC 805-20-50-1 and FASB ASC 805-30-50-1 in each of the Form 10-Q for the Fiscal Quarter Ended June 30, 2023 and September 30, 2023, would not have changed or influenced the judgment of a reasonable shareholder or altered the total mix of information available to the financial statement users.
Furthermore, it is the Company’s view that the relevant aspect of the GFL acquisition lies not in its magnitude, but that it will provide new growth opportunities from the expansion of the Company’s existing integrated solid waste services into the Mid-Atlantic market. Accordingly, the Company provided disclosures in each of the Form 10-Q for the Fiscal Quarter Ended June 30, 2023 and September 30, 2023 around the creation of the Mid-Atlantic operating segment, including disclosures regarding recognized goodwill, total assets and operating performance, as applicable, which when considered with the aggregated business combination disclosures under FASB ASC 805, provide financial statement users with the total mix of relevant and useful information pertaining to acquisition activity as a whole, and the impact of the GFL acquisition as it pertains to the creation of the Mid-Atlantic operating segment. For your convenience, we have provided disclosure from the Q3 2023 Form 10-Q below.
In Note 1, Basis of Presentation, the Company identified the name and description of the acquiree, the acquisition date, the equity interests acquired and the primary rationale for the business combination, namely expanding the Company’s services into a new region, while cross referencing to the other notes in the Q3 2023 Form 10-Q that disclose funding around the transaction.
“On June 30, 2023, we acquired the equity interests of four wholly owned subsidiaries of GFL Environmental Inc. ("GFL Subsidiaries"), which are the basis of our newly formed regional operating segment, the Mid-Atlantic region, that expanded our integrated solid waste services into the states of Delaware and Maryland ("GFL Acquisition"). See Note 4, Business Combinations for further disclosure. Operations under the Mid-Atlantic region commenced on July 1, 2023. The GFL Acquisition was funded from financing transactions (see Note 7, Debt for further disclosure), the net proceeds from an equity offering completed June 16, 2023 (see Note 9, Stockholders’ Equity for further disclosure), and cash on hand.”
In Note 5, Goodwill and Intangible Assets, the Company disclosed the $331,975 (in thousands) of goodwill recognized in the Mid-Atlantic operating segment as a result of the acquisition of GFL, and in Note 13, Segment Reporting, the Company disclosed the $557,510 (in thousands) of total assets in the Mid-Atlantic operating segment to provide further color over the balance sheet impact associated with the acquisition of GFL.
3. Given that you recognized a significant amount of goodwill in accounting for business acquisitions during the cumulative interim periods ended June 30, 2023 and September 30, 2023, please expand your disclosures to include a qualitative description of the factors you believe make up the goodwill to comply with FASB ASC 805-30-50-1a.
Response:
The Company acknowledges the Staff’s comment and proposes to enhance disclosure around goodwill recognized for business acquisitions in its Form 10-K for the Fiscal Year Ended December 31, 2023 by providing a qualitative description of the factors that drive the goodwill recognized along the lines of the following:
“The goodwill acquired is primarily associated with the value of projected discounted cash flows, based on the current and anticipated operating performance of the business, in excess of the specific values allocated to other assets, new growth opportunities from the expansion of our geographic operating footprint into the Mid-Atlantic market, and expected synergies from combining the acquired businesses with our existing operations and implementing our operating strategies.”
4. As a portion of the purchase price for the acquisitions made during the cumulative interim periods ended June 30, 2023 and September 30, 2023 includes "holdbacks and additional consideration," please also address the requirements in FASB ASC 805-30-50-1c.
Response:
The Company acknowledges the Staff’s comment and advises the Staff that the “holdbacks and additional consideration” identified in Note 4, Business Combinations in each of the Form 10-Q for the Fiscal Quarter Ended June 30, 2023 and September 30, 2023 was comprised of holdback payments identified in the purchase and sale agreement, as well as an additional fixed amount of consideration that was to be paid subsequently in cash, and did not include contingent consideration discussed in FASB ASC 805-30-50-1c.
If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (802) 772-2268.
Sincerely,
/s/ Brad Helgeson
Brad Helgeson
Executive Vice President and Chief Financial Officer
Casella Waste Systems, Inc.
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